PROSPECTUS


                         194,837 SHARES OF COMMON STOCK

                            CHELSEA GCA REALTY, INC.
                             ----------------------

     This is an offering of shares of common stock of Chelsea GCA Realty, Inc. by the selling stockholders identified in this prospectus. The selling stockholders are offering all of the shares to be sold in the offering, but they are not required to sell any of these shares. The shares may be sold at market prices, at prices related to market prices or at negotiated prices. Chelsea will not receive any of the proceeds from the offering.

     Our shares of common stock are traded on the New York Stock Exchange under the symbol CCG. On April 28, 1999, the last reported sale price of our common stock on the New York Stock Exchange was $32.50 per share.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                  The date of this Prospectus is May 11, 1999

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                       WHERE YOU CAN FIND MORE INFORMATION


     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold.

o  Annual Report on Form 10-K for the year ended December 31, 1998; and

o The information contained in the section "Policies with Respect to Certain Activities" contained in the Company's Registration Statement on Form
   S-11 (File No. 33-67870) filed on August 25, 1993, as amended.

   You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                  Investor Relations
                  Chelsea GCA Realty, Inc.
                  103 Eisenhower Parkway
                  Roseland, New Jersey 07068
                  (973) 228-6111
                  http://www.chelseagca.com

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

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                                   THE COMPANY

     Chelsea is a self-administered and self-managed real estate investment trust that specializes in developing, leasing, marketing, managing and long-term ownership of upscale and fashion-oriented manufacturers' outlet centers. As of December 31, 1998, we owned and operated 19 centers in eleven states containing approximately 4.9 million square feet of gross leaseable area. Our centers generally are located near densely populated, high-income metropolitan areas or major tourist destinations, including New York City, Los Angeles, San Francisco, Sacramento, Boston, Portland (Oregon), Atlanta, Cleveland, Washington, D.C., Honolulu, the Napa Valley, Palm Springs and the Monterey Peninsula.

     We are organized under the laws of the state of Maryland. Our principal executive office is located at 103 Eisenhower Parkway, Roseland, New Jersey 07068, telephone (973) 228-6111.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of common stock offered hereby.

                              SELLING STOCKHOLDERS

     The following table shows the names of the selling stockholders, the number of shares owned beneficially by each of them as of April 15, 1999, the number of shares to be sold and the number of shares to be owned by each of them after completion of the offering, assuming all of the shares being offered are sold. All of the shares listed in the chart below, except for options to purchase common stock, consist of limited partnership interests ("Units") in Chelsea GCA Realty Partnership, L.P. which are convertible into shares of common stock of Chelsea on a one-for-one basis.


                                     Shares Beneficially        Shares of Common              Shares
                                            Owned                  Stock to                   Beneficially
                                      Prior to Offering             be Sold                 Owned After Offering
                                      -------------------        ---------------            ---------------------
Selling Stockholder                  Number            Percent                           Number         Percent
---------------------                -------           --------                          -------        --------
Eureka Development Corp.(1)          133,333               *         133,333                   0             0

Barry M. Ginsburg(2)                 538,218              3.4%        60,000             478,218           3.0%

Linda & Barrett Gross(3)               6,975               *           1,500               5,475             *

Philip R. Palisoul(4)                      4               *               4                   0             0

---------------------------
*  less than 1%

(1) Eureka Development Corp. is a California corporation of which Steven L.
Craig owns 86.513% of the issued and outstanding capital stock. In addition, Mr.
Craig holds options to purchase 34,200 shares of common stock granted under the Company's 1993 Stock Option Plan.

(2) Includes options to purchase 60,000 shares of common stock granted under the Company's 1993 Stock Option Plan. Also includes Units beneficially owned by Mr.
Ginsburg's wife and trusts for the benefit of Mr. Ginsburg and his wife. Mr.
Ginsburg has been Vice Chairman and a director of the Company since its inception.

(3) Mr. Gross is the son of Mr. Ginsburg.

(4) Mr. Palisoul owns 13.487% of the issued and outstanding capital stock of Eureka Development Corp.

     Mr. Craig served as President, Chief Operating Officer and a Director of the Company from October 1993 until his resignation effective August 31, 1995. Since September 1, 1995, Mr. Craig has been a consultant to the Company pursuant to an agreement with the Company dated August 25, 1995 (the "Transition Agreement"). Mr. Craig will continue to be a consultant to the Company through December 31, 1999. For his consulting services, Mr. Craig received an aggregate of $464,000. As part of the Transition Agreement, the Company conveyed to Mr. Craig its interest in an industrial property located in Corona, California, a
 .841 acre lot located in Santa Fe, New Mexico, and an option to acquire undeveloped real property located in Carlsbad, California for an aggregate purchase price of approximately $5,000,000, $4,781,542 of which was represented by two separate promissory notes of Mr. Craig, one in the amount of $4,000,000 (the "Secured Note") and the other in the amount of $781,542. In January 1999, the Secured Note was repaid in full and the other note was repaid at a discount. If Mr. Craig sells the Corona, California property before December 31, 2000 for a price in excess of a specified amount, then additional amounts will be due and owing to the Company. The Company has an option to purchase the Carlsbad property, and another property located in Woodburn, Oregon if it is developed into a manufacturers outlet shopping center, at such times and for such purchase prices to be determined as set forth in the Transition Agreement.

     The Company has entered into a registration rights agreement with holders of Units to enable them to sell or distribute in a registered offering shares of common stock owned by them or issuable to them upon exchange of Units. The expenses of any such registration will be borne by the Company. This registration statement is being filed pursuant to this registration rights agreement. All expenses of this offering (other than underwriting discounts and selling commissions), are being borne by the Company.

     The selling stockholders may be deemed to be underwriters under the Securities Act of 1933.


            DETERMINATION OF OFFERING PRICE AND PLAN OF DISTRIBUTION

     The sale of shares by the selling stockholders may be effected from time to time in transactions on The New York Stock Exchange, in the over-the-counter market, in negotiated transactions, or through a combination of such methods of sale, at fixed prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for which such broker-dealers may act as agent or to whom they sell as principals, or both (which compensation as to a particular broker-dealer may be in excess of customary compensation).

                                  LEGAL MATTERS

     Stroock & Stroock & Lavan LLP, New York, New York, will pass on the validity of the shares.

                                     EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the years ended December 31, 1998 and 1997, as set forth in their report, which is incorporated in this prospectus by reference. Our consolidated financial statements are incorporated by reference in reliance on their report, given on their authority as experts in accounting and auditing.
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